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                                                                    EXHIBIT 99.1

[WYLE LABORATORIES LOGO]
 LIFE SCIENCES, SYSTEMS AND SERVICES

January 31, 2006

OI Analytical
151 Graham Road
College Station, TX  77842-9010

Attention:        William Botts

SUBJECT: LETTER CONTRACT NUMBER: T70720, REVISION NO. 1, BETWEEN WYLE LABORATORIES AND OI ANALYTICAL; HEREIN AFTER REFERRED TO AS LETTER CONTRACT

Reference:        Statement of Work for OI Analytical Support of TOCA Subsystem
                  Project Planning Activities, Rev. 1B, dated 1/26/2006

Definitions:

     a) Contract: "Contract" as used in FAR Clauses 52.216-23, 52.216-24, & 52.216-25 refers to this Letter Contract, including Revision No.1, effective January 11, 2006 through March 31, 2006.

     b) Letter Contract: Refers to contractual instrument in effect for period of January 11, 2006 through March 31, 2006.

     c) Definitized Contract: Contractual instrument that will be negotiated and agreed upon as a result of discussions with OI Analytical. Effective date shall be April 1, 2006 or date of definitization, whichever is later.

Wyle Laboratories, Inc., Life Sciences Group (hereinafter "Wyle") is pleased to issue this letter to provide OI Analytical (or "Contractor") a revised Letter Contract for support to prime contract NAS9-02078, Bioastronautics Contract with NASA. The attached accepted OI Analytical Labor Rates are applicable to this Letter Contract and the resulting Definitized Contract.

In accordance with FAR 16.603-4 "Contract Clauses," the following clauses are required by regulation for the type of definitive contract contemplated between Wyle and OI Analytical:

     o   FAR 52.216-23 EXECUTION AND COMMENCEMENT OF WORK (APR 1984)

         The Contractor shall indicate acceptance of this Letter Contract by signing three copies of the contract and returning them to the Wyle Subcontracts Department not later than January 31, 2006. Upon acceptance by both parties, the Contractor


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         shall proceed with performance of the work, including purchase of necessary materials.

                                 (End of Clause)

     o   FAR 52.216-24 LIMITATION OF GOVERNMENT LIABILITY (APR 1984)

         (a) In performing this contract, the Contractor is not authorized to make expenditures or incur obligations exceeding $722,566.00.

         (b) The maximum amount for which Wyle shall be liable if this contract is terminated is $722,566.00.

                                 (End of Clause)

     o   FAR 52.216-25 CONTRACT DEFINITIZATION (OCT 1997)

         (a) A Time and Materials contract is contemplated. The Contractor agrees to begin promptly negotiating with the Wyle Subcontracts Office the terms of a definitive contract that will include:

                  (1) all clauses required by the Federal Acquisition Regulation
                  (FAR) on the date of execution of the Letter Contract,

                  (2) all clauses required by law on the date of execution of the definitive contract, and

                  (3) any other mutually agreeable clauses, terms, and conditions. The Contractor agrees to submit a time and materials proposal and cost or pricing data supporting their proposal.

         (b) The schedule for definitizing this contract is detailed below but shall be completed no later than February 28, 2006:

              o   Target date for start of negotiations is 2/1/06

              o   Target date for conclusion of negotiations 2/15/06.

              o   Target date for award of Subcontract 2/28/06.

(c) If agreement on a definitive contract to supersede this Letter Contract is not reached by the target date in paragraph (b) of this section, or within any extension of it granted by the Wyle Subcontracts Office, the Wyle Subcontracts Manager may, with the approval of the head of the contracting activity, determine a reasonable price or fee in accordance with Subpart 15.4 of the FAR, subject to Contractor appeal as provided in the Disputes clause. In any event, the Contractor shall proceed with completion of the contract, subject only to the Limitation of Government Liability clause.

This Letter Contract and the applicable clauses are only relative to this specific statement of work, which is attached.

                  (1) After the Wyle Subcontracts Office determination of price or fee, the contract shall be governed by --


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                           (i) All clauses required by the FAR on the date of
                           execution of this Letter Contract for time and materials contracts, as determined by the Wyle Subcontracts Manager under this paragraph (c);

                           (ii) All clauses required by law as of the date of the Wyle Subcontracts Manager's determination; and

                           (iii) Any other clauses, terms, & conditions mutually agreed upon.

                  (2) To the extent consistent with subparagraph (c)(1) of this section, all clauses, terms, and conditions included in this Letter Contract shall continue in effect, except those that by their nature apply only to a Letter Contract.

                                 (End of Clause)

52.227-11 -- PATENT RIGHTS -- RETENTION BY THE CONTRACTOR (SHORT FORM).
(JUN 1997)

(a) Definitions.

(1) "Invention" means any invention or discovery which is or may be patentable or otherwise protectable under title 35 of the United States Code, or any novel variety of plant which is or may be protected under the Plant Variety Protection Act (7 U.S.C. 2321, et seq.)

(2) "Made" when used in relation to any invention means the conception or first actual reduction to practice of such invention.

(3) "Nonprofit organization" means a university or other institution of higher education or an organization of the type described in section 501(c)(3) of the Internal Revenue Code of 1954 (26 U.S.C. 501(c)) and exempt from taxation under section 501(a) of the Internal Revenue Code (26 U.S.C. 501(a)) or any nonprofit scientific or educational organization qualified under a state nonprofit organization statute.

(4) "Practical application" means to manufacture, in the case of a composition of product; to practice, in the case of a process or method, or to operate, in the case of a machine or system; and, in each case, under such conditions as to establish that the invention is being utilized and that is benefits are, to the extent permitted by law or Government regulations, available to the public on reasonable terms.

(5) "Small business firm" means a small business concern as defined at section 2 of Pub. L. 85-536 (15 U.S.C. 632) and implementing regulations of the Administrator of the Small Business Administration. For the purpose of this clause, the size standards for small business concerns involved in Government procurement and subcontracting at 13 CFR 121.3-8 and 13 CFR 121.3-12, respectively, will be used.


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(6) "Subject invention" means any invention of the contractor conceived or first actually reduced to practice in the performance of work under this contract, provided that in the case of a variety of plant, the date of determination (as defined in section 41(d) of the Plant Variety Protection Act, 7 U.S.C. 2401(d)) must also occur during the period of contract performance.

(b) Allocation of principal rights. The Contractor may retain the entire right, title, and interest throughout the world to each subject invention subject to the provisions of this clause and 35 U.S.C. 203. With respect to any subject invention in which the Contractor retains title, the Federal Government shall have a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States the subject invention throughout the world.

(c) Invention disclosure, election of title, and filing of patent application by Contractor.

(1) The Contractor will disclose each subject invention to the Federal agency within 2 months after the inventor discloses it in writing to Contractor personnel responsible for patent matters. The disclosure to the agency shall be in the form of a written report and shall identify the contract under which the invention was made and the inventor(s). It shall be sufficiently complete in technical detail to convey a clear understanding to the extent known at the time of the disclosure, of the nature, purpose, operation, and the physical, chemical, biological or electrical characteristics of the invention. The disclosure shall also identify any publication, on sale or public use of the invention and whether a manuscript describing the invention has been submitted for publication and, if so, whether it has been accepted for publication at the time of disclosure. In addition, after disclosure to the agency, the Contractor will promptly notify the agency of the acceptance of any manuscript describing the invention for publication or of any on sale or public use planned by the Contractor.

(2) The Contractor will elect in writing whether or not to retain title to any such invention by notifying the Federal agency within 2 years of disclosure to the Federal agency. However, in any case where publication, on sale or public use has initiated the 1-year statutory period wherein valid patent protection can still be obtained in the United States, the period for election of title may be shortened by the agency to a date that is no more than 60 days prior to the end of the statutory period.

(3) The Contractor will file its initial patent application on a subject invention to which it elects to retain title within 1 year after election of title or, if earlier, prior to the end of any statutory period wherein valid patent protection can be obtained in the United States after a publication, on sale, or public use. The Contractor will file patent applications in additional countries or international patent offices within either 10 months of the corresponding initial patent application or 6 months from the date permission is granted by the Commissioner of Patents and Trademarks to file foreign patent applications where such filing has been prohibited by a Secrecy Order.


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(4) Requests for extension of the time for disclosure election, and filing under subparagraphs (c)(1), (2), and (3) of this clause may, at the discretion of the agency, be granted.

(d) Conditions when the Government may obtain title. The Contractor will convey to the Federal agency, upon written request, title to any subject invention --

(1) If the Contractor fails to disclose or elect title to the subject invention within the times specified in paragraph (c) of this clause, or elects not to retain title; provided, that the agency may only request title within 60 days after learning of the failure of the Contractor to disclose or elect within the specified times.

(2) In those countries in which the Contractor fails to file patent applications within the times specified in paragraph (c) of this clause; provided, however, that if the Contractor has filed a patent application in a country after the times specified in paragraph (c) of this clause, but prior to its receipt of the written request of the Federal agency, the Contractor shall continue to retain title in that country.

(3) In any country in which the Contractor decides not to continue the prosecution of any application for, to pay the maintenance fees on, or defend in reexamination or opposition proceeding on, a patent on a subject invention.

(e) Minimum rights to Contractor and protection of the Contractor right to file.

(1) The Contractor will retain a nonexclusive royalty-free license throughout the world in each subject invention to which the Government obtains title, except if the Contractor fails to disclose the invention within the times specified in paragraph (c) of this clause. The Contractor's license extends to its domestic subsidiary and affiliates, if any, within the corporate structure of which the Contractor is a party and includes the right to grant sublicenses of the same scope to the extent the Contractor was legally obligated to do so at the time the contract was awarded. The license is transferable only with the approval of the Federal agency, except when transferred to the successor of that part of the Contractor's business to which the invention pertains.

(2) The Contractor's domestic license may be revoked or modified by the funding Federal agency to the extent necessary to achieve expeditious practical application of subject invention pursuant to an application for an exclusive license submitted in accordance with applicable provisions at 37 CFR Part 404 and agency licensing regulations (if any). This license will not be revoked in that field of use or the geographical areas in which the Contractor has achieved practical application and continues to make the benefits of the invention reasonably accessible to the public. The license in any foreign country may be revoked or modified at the discretion of the funding Federal agency to the extent the Contractor, its licensees, or the domestic subsidiaries or affiliates have failed to achieve practical application in that foreign country.

(3) Before revocation or modification of the license, the funding Federal agency will furnish the Contractor a written notice of its intention to revoke or modify the license, and the Contractor will be allowed 30 days (or such other time as may be authorized by the


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funding Federal agency for good cause shown by the Contractor) after the notice to show cause why the license should not be revoked or modified. The Contractor has the right to appeal, in accordance with applicable regulations in 37 CFR
Part 404 and agency regulations, if any, concerning the licensing of Government-owned inventions, any decision concerning the revocation or modification of the license.

(f) Contractor action to protect the Government's interest.

(1) The Contractor agrees to execute or to have executed and promptly deliver to the Federal agency all instruments necessary to --

(i) Establish or confirm the rights the Government has throughout the world in those subject inventions to which the Contractor elects to retain title; and

(ii) Convey title to the Federal agency when requested under paragraph (d) of this clause and to enable the Government to obtain patent protection throughout the world in that subject invention.

(2) The Contractor agrees to require, by written agreement, its employees, other than clerical and nontechnical employees, to disclose promptly in writing to personnel identified as responsible for the administration of patent matters and in a format suggested by the Contractor each subject invention made under contract in order that the Contractor can comply with the disclosure provisions of paragraph (c) of this clause, and to execute all papers necessary to file patent applications on subject inventions and to establish the Government's rights in the subject inventions. This disclosure format should require, as a minimum, the information required by subparagraph (c)(1) of this clause. The Contractor shall instruct such employees, through employee agreements or other suitable educational programs, on the importance of reporting inventions in sufficient time to permit the filing of patent applications prior to U.S. or foreign statutory bars.

(3) The Contractor will notify the Federal agency of any decisions not to continue the prosecution of a patent application, pay maintenance fees, or defend in a reexamination or opposition proceeding on a patent, in any country, not less than 30 days before the expiration of the response period required by the relevant patent office.

(4) The Contractor agrees to include, within the specification of any United States patent application and any patent issuing thereon covering a subject invention, the following statement, "This invention was made with Government support under (identify the contract) awarded by (identify the Federal agency). The Government has certain rights in the invention."

(g) Subcontracts.

(1) The Contractor will include this clause, suitably modified to identify the parties, in all subcontracts, regardless of tier, for experimental, developmental, or research work to be performed by a small business firm or domestic nonprofit organization. The subcontractor will retain all rights provided for the Contractor in this clause, and the Contractor will


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not, as part of the consideration for awarding the subcontract, obtain rights in the subcontractor's subject inventions.

(2) The Contractor will include in all other subcontracts, regardless of tier, for experimental, developmental, or research work the patent rights clause required by Subpart 27.3.

(3) In the case of subcontracts, at any tier, the agency, subcontractor, and the Contractor agree that the mutual obligations of the parties created by this clause constitute a contract between the subcontractor and the Federal agency with respect to the matters covered by the clause; provided, however, that nothing in this paragraph is intended to confer any jurisdiction under the Contract Disputes Act in connection with proceedings under paragraph (j) of this clause.

(h) Reporting on utilization of subject inventions. The Contractor agrees to submit, on request, periodic reports no more frequently than annually on the utilization of a subject invention or on efforts at obtaining such utilization that are being made by the Contractor or its licensees or assignees. Such reports shall include information regarding the status of development, date of first commercial sale or use, gross royalties received by the Contractor, and such other data and information as the agency may reasonably specify. The Contractor also agrees to provide additional reports as may be requested by the agency in connection with any march-in proceeding undertaken by the agency in accordance with paragraph (j) of this clause. As required by 35 U.S.C. 202(c)(5), the agency agrees it will not disclose such information to persons outside the Government without permission of the Contractor.

(i) Preference for United States industry. Notwithstanding any other provision of this clause, the Contractor agrees that neither it nor any assignee will grant to any person the exclusive right to use or sell any subject invention in the United States unless such person agrees that any product embodying the subject invention or produced through the use of the subject invention will be manufactured substantially in the United States. However, in individual cases, the requirement for such an agreement may be waived by the Federal agency upon a showing by the Contractor or its assignee that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible.

(j) March-in rights. The Contractor agrees that, with respect to any subject invention in which it has acquired title, the Federal agency has the right in accordance with the procedures in 37 CFR 401.6 and any supplemental regulations of the agency to require the Contractor, an assignee or exclusive licensee of a subject invention to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to a responsible applicant or applicants, upon terms that are reasonable under the circumstances, and if the Contractor, assignee, or exclusive licensee refuses such a request the Federal agency has the right to grant such a license itself if the Federal agency determines that --


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(1) Such action is necessary because the Contractor or assignee has not taken, or is not expected to take within a reasonable time, effective steps to achieve practical application of the subject invention in such field of use;

(2) Such action is necessary to alleviate health or safety needs which are not reasonably satisfied by the Contractor, assignee, or their licensees;

(3) Such action is necessary to meet requirements for public use specified by Federal regulations and such requirements are not reasonably satisfied by the Contractor, assignee, or licensees; or

(4) Such action is necessary because the agreement required by paragraph (i) of this clause has not been obtained or waived or because a licensee of the exclusive right to use or sell any subject invention in the United States is in breach of such agreement.

(k) Special provisions for contracts with nonprofit organizations. If the Contractor is a nonprofit organization, it agrees that --

(1) Rights to a subject invention in the United States may not be assigned without the approval of the Federal agency, except where such assignment is made to an organization which has as one of its primary functions the management of inventions; provided, that such assignee will be subject to the same provisions as the Contractor;

(2) The Contractor will share royalties collected on a subject invention with the inventor, including Federal employee co-inventors (when the agency deems it appropriate) when the subject invention is assigned in accordance with 35 U.S.C. 202(e) and 37 CFR 401.10;

(3) The balance of any royalties or income earned by the Contractor with respect to subject inventions, after payment of expenses (including payments to inventors) incidental to the administration of subject inventions will be utilized for the support of scientific research or education; and

(4) It will make efforts that are reasonable under the circumstances to attract licensees of subject inventions that are small business firms, and that it will give a preference to a small business firm when licensing a subject invention if the Contractor determines that the small business firm has a plan or proposal for marketing the invention which, if executed, is equally as likely to bring the invention to practical application as any plans or proposals from applicants that are not small business firms; provided, that the Contractor is also satisfied that the small business firm has the capability and resources to carry out its plan or proposal. The decision whether to give a preference in any specific case will be at the discretion of the contractor. However, the Contractor agrees that the Secretary of Commerce may review the Contractor's licensing program and decisions regarding small business applicants, and the Contractor will negotiate changes to its licensing policies, procedures, or practices with the Secretary of Commerce when the Secretary's review discloses that the Contractor could take reasonable steps to more effectively implement the requirements of this subparagraph (k)(4).


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(l) Communications. [Complete according to agency instructions.] (End of Clause)

WHEREAS OI has been in the business of research, development and engineering relating to technology for use in TOC Products since 1970.

WHEREAS OI has, since 1970, manufactured, sold and supported TOC products for use in a broad range of applications.

WHEREAS OI has developed a new oxidation technique for use in a TOC and desires to maintain it as proprietary technology to be patented and used in its commercial TOC products.

WHEREAS Wyle desires to obtain access to the TOC technology under development by OI for use in prime contract NAS9-02078, Bioastronautics Contract with NASA.

Wyle agrees to keep confidential and otherwise protect from disclosure all information and property obtained from OI in connection with this subcontract and identified as confidential or proprietary. Unless otherwise expressly authorized herein or by OI, Wyle shall use such information and property, and the features thereof, only in the performance and for the purpose of this subcontract.

INTELLECTUAL PROPERTY RIGHTS

a) OI will defend or settle any claim against Wyle that Products or Support (excluding Custom Products and Custom Support), delivered under this Agreement infringes a patent, provided Wyle:

1) promptly notifies OI in writing; and

2) cooperates with OI in, and grants OI sole control of the defense or settlement.

b) OI will pay infringement claim defense costs, settlement amounts and court-awarded damages. If such a claim appears likely, OI may modify the Product, procure any necessary license, or replace it.

c) OI has no obligation for any claim of infringement arising from:

1) OI's compliance with Wyle's designs, specifications or instructions;

2) OI's use of technical information or technology provided by Wyle;

3) Product modifications by Wyle or a third party;

4) Product use prohibited by Specifications or related application notes; or

5) use of the Product with products not supplied by OI.


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d) These terms state OI's entire liability for claims of intellectual property infringement.

LIMITATION OF LIABILITY AND REMEDIES

a) Deliverables under this Agreement and contemplated definitive Agreement are not specifically designed, manufactured or intended for sale as parts, components or assemblies for any specific function, application, or mission other than as research models for OI's use in developing what is intended to be a commercial TOCA for sale by OI. Wyle will indemnify and hold OI harmless from all loss, damage, expense or liability in connection with the use of Product for any reason other than as such use.

b) In no event will OI or its affiliates, subcontractors or suppliers be liable for any of the following:

1) actual loss or direct damage;

2) damages for loss of data, or software restoration;

3) damages relating to Wyle's procurement of substitute products or services (i.e., "cost of cover"); or

4) incidental, special or consequential damages (including downtime costs or lost profits, and damages for bodily injury).

c) THE REMEDIES IN THIS AGREEMENT ARE WYLE'S SOLE AND EXCLUSIVE REMEDIES.

The parties agree that any intellectual property developed, discovered, invented, or otherwise arising as a result of funding under this Letter Subcontract will be the sole property of OI Analytical subject to FAR Clause 52.227-11.

OI Analytical uses software development resources in India. OI is the sole owner of any code developed by such resources. Any software code developed under this Letter Subcontract and contemplated definitive Agreement will be done by such resources under a Purchase Order issued by OI. After discussion with Wyle the use of such resources under a Purchase Order will not conflict with any FAR, NASA, or other provisions of the Letter Subcontract and will not constitute a subcontract according to FAR.

OI has advised Wyle that certain elements of the technology completed under this Agreement will be developed in conjunction with ARCOVA, under a Purchase Order issued by OI. Such arrangement with ARCOVA for work under this Agreement will not be in conflict with any FAR, NASA, or other process applicable to this letter Agreement or definitive agreement and will not constitute a subcontract according to FAR.

Wyle agrees that it will not allow OI Confidential and Proprietary information provided to Wyle under the Confidentiality Agreement entered into by the parties and used by Wyle in it proposal to NASA for a TOCA to be made public.


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OI Analytical has advised Wyle that it does not have government contract approved labor rates. Wyle concurs that OI will not be subject to audits including DCAA audits as contemplated under FAR 52.215.2.

OI Analytical rates submitted under this letter agreement as exhibit A, have been reviewed by Wyle and are accepted for this Letter Agreement and for a definitive contract anticipated by this Letter Agreement.

OI Analytical has advised Wyle that it is a public company and is required under SEC and SOX regulations to file with the SEC all material agreements. OI anticipates the definitive contract will constitute a Material Agreement as such is defined by SEC regulations. OI Analytical and Wyle agree that no press releases or other filings will be made without the prior written approval of the other party. Such approval shall not be withheld upon reasonable notice and accommodation of the other parties concerns about the content of such release(s). Provided that nothing herein will prevent OI Analytical from making any filing required in a timely manner to comply with applicable securities laws (as determined by OI Analytical legal council) and such filing will not constitute a breach of this agreement, provided OI has provided the content of such filing to Wyle prior to its filing. Immediately upon Wyle's receiving the NASA Award to supply a TOCA to NASA, Wyle will provide to OI all specifically applicable FAR's under such Award.

INVOICING AND PAYMENT:

Seller shall be reimbursed for all costs incurred in relation to accomplishing the scope of work, to include the price of labor, materials, travel costs, materials costs, and subcontract labor. Seller will bill for all costs associated with the statement of work and Wyle will pay for such cost Net 30 days from date of bill.

         Invoices for payment shall be forwarded to the following address:

         BUYER'S ADDRESS:

         Wyle Laboratories, Inc.
         Accounts Payable
         1290 Hercules
         Houston, TX  77058


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o    FAR 52.211-15 -- DEFENSE PRIORITY AND ALLOCATION REQUIREMENTS (SEP 1990)

         This is a rated order certified for national defense use, and the Contractor shall follow all the requirements of the Defense Priorities and Allocations System regulation (15 CFR 700).

                                 (End of Clause)

As a small business OI Analytical is not subject to cost accounting standards as per FAR -- Appendix, Cost Accounting Preambles and Regulation, reference is 9903.201-1, CAS Applicability

The negotiation of all of the definitive terms of this Letter Contract between Wyle Laboratories and OI Analytical relative to these and other services will be conducted in accordance with the clauses contained in this Letter Contract.

If an agreement on a Definitized Contract is not reached between Wyle and OI Analytical, Wyle shall only hold OI Analytical liable for project support defined by the following documents:

     (a) the original Letter Contract dated 1/11/2006, Contract T70720 which included the SOW dated 1/11/06 with a period of performance of 1/11/06 -- 1/31/06, with a value of $85,000.00.

     (b) Letter Contract, Revision No. 1, dated 1/30/2006, Contract T70720 which includes the SOW Rev. 1B, dated 1/26/06 with a period of performance of 2/1/06 -- 3/31/06, valued at $637,566.00, for a combined contract value of $722,566.00.

All terms, conditions, and clauses agreed to under this Letter Contract will become part of the Definitized Contract which shall remain as Contract T70720.


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** SIGN AND RETURN

Please provide written acknowledgment and acceptance of the Letter Subcontract by affixing the proper signature in the "Acknowledgment" Section below and returning it to the attention of Mary Lee Hollahan at facsimile number 281-212-1465, followed up with original signatures.

Respectfully,


WYLE LABORATORIES, INC.,
LIFE SCIENCES GROUP



David Moreno
Subcontracts Manager

CONCURRENCE:


Robert M. Ellis
Senior Vice President & General Manager


ACKNOWLEDGEMENT:


OI ANALYTICAL




William W. Botts
CEO, President and Chairman of the Board


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